FCM

Restore
Mind Medicine

Supplemental Presentation
May 2023



Important Disclaimers

The materials contained herein (the "Materials") represent the opinions of FCM MM Holdings, LLC ("FCM") and the other participants named in its proxy solicitation (collectively with FCM, the "FCM Group" or "we") and are based on publicly available information with respect to Mind Medicine (MindMed) Inc. (the "Company"). The FCM Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the FCM Group's conclusions. The FCM Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The FCM Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the FCM Group herein are based on assumptions that the FCM Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the FCM Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the FCM Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the FCM Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the FCM Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the FCM Group. Although the FCM Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The FCM Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events. Unless otherwise indicated herein, the FCM Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Additional Information:

FCM and its nominees (Dr. Scott Freeman, Dr. Farzin Farzaneh, Mr. Vivek Jain, and Mr. Alexander Wodka) beneficially own, own, control or exercise direction over an aggregate of 1,009,181 common shares of MindMed ("Shares"). FCM may be deemed to control an additional 359,357 Shares pursuant to a proxy coordination agreement.

Information in Support of Public Broadcast Solicitation

Shareholders are being asked at this time to execute a proxy in favour of FCM's nominees for election to the Board of Directors of MindMed (the "Board") at the annual general meeting of MindMed scheduled for June 15, 2023 (the "AGM") or any other resolutions to be considered at the AGM. In connection with the AGM, FCM has filed definitive proxy materials with the Securities and Exchange Commission (the "Final FCM Circular") containing further disclosure concerning FCM's nominees for election to the Board at the AGM, together with additional details concerning the completion and return of forms of proxy and voting information forms ("VIFs") for use at the AGM. Shareholders of MindMed are urged to read the Materials filed today as well as the Final FCM Circular, when issued, because they will contain important information.

The below disclosure is provided pursuant to section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations.

This press release and any solicitation made by FCM in advance of the AGM is, or will be, as applicable, made by FCM and not by or on behalf of the management of MindMed.

FCM has issued the Final FCM Circular and FCM intends to make its solicitation primarily by mail, but proxies may also be solicited personally by telephone, email or other electronic means, as well as by newspaper or other media advertising or in person, by FCM, certain of its members, partners, directors, officers and employees, FCM's nominees or FCM's agents, including Okapi Partners, LLC ("Okapi"), which has been retained by FCM as its strategic shareholder advisor and proxy solicitation agent. Pursuant to the agreement between Okapi and FCM, Okapi will receive a fee of up to $75,000, plus customary fees for each call to or from shareholders of MindMed, and will be reimbursed for certain out-of-pocket expenses, with all such costs to be borne by FCM. In addition, FCM may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, by way of public broadcast, including press release, speech or publication, and in any other manner permitted under applicable Canadian laws. Any members, partners, directors, officers or employees of FCM and their affiliates or other persons who solicit proxies on behalf of FCM will do so for no additional compensation. The anticipated cost of FCM's solicitation is estimated to be $400,000 plus disbursements. The costs incurred in the preparation and mailing of the Materials and the Final FCM Circular, and the solicitation of proxies by FCM will be borne by FCM, provided that, subject to applicable law, FCM may seek reimbursement from MindMed of FCM's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

A registered shareholder of MindMed who has given a proxy may revoke the proxy at any time prior to use by:

(a) depositing an instrument in writing revoking the proxy, if the shareholder is an individual signed by the shareholder or his or her legal personal representative or trustee in bankruptcy, and if the shareholder is a corporation signed by the corporation or by a representative appointed for the corporation, either: (i) at the registered office of MindMed at any time up to and including the last business day preceding the day of the AGM or any adjournment(s) thereof, at One World Trade Center, Suite 8500, New York, New York 10007; or (ii) with the chairman of the AGM on the day of the AGM or any adjournment(s) thereof before any vote in respect of which the proxy has been given has been taken; or

(b) revoking the proxy in any other manner permitted by law.

A non-registered shareholder may revoke a form of proxy or VIF given to an intermediary or Broadridge Investor Communications (or any such other service company) at any time by submitting another properly completed form of proxy or VIF, as the latest form of proxy or VIF will automatically revoke any previous one already submitted, or by written notice to the intermediary in accordance with the instructions given to the non-registered shareholder by its intermediary.

Neither FCM, nor any of its directors or officers, or any associates or affiliates of the foregoing, nor any of FCM's nominees for election to the Board at the AGM, or their respective associates or affiliates, has: (i) any material interest, direct or indirect, in any transaction since the beginning of MindMed's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect MindMed or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the upcoming meeting of MindMed shareholders, other than the election of directors; except that on August 31, 2020, Dr. Scott Freeman entered into a consulting agreement with MindMed, which, among other things, granted Dr. Scott Freeman 26,389 vested options with a strike price of CAD$4.95 per share and 16,667 unvested options with a strike price of CAD$4.95 per share.

The registered address of MindMed is located at One World Trade Center, Suite 8500, New York, New York, 10007.

Copies of this presentation and the Final FCM Circular may be obtained on MindMed's SEDAR profile at www.sedar.com.

Introduction

FCM has had an opportunity to review MindMed's investor presentation and noted how MindMed evaded critical questions about their clinical programs; excessive and dilutive financing; egregious executive compensation and corporate governance practices; and value destructive capital allocation.

MindMed continues to tout its "board refreshments" and glosses over that the **current board** was responsible for the decimation of MindMed's share price.

They have mischaracterized their dramatic underperformance and inability to drive value, and have resorted to distraction tactics and irrelevant personal attacks.

FCM noted several **false** assertions and mischaracterizations, the most serious of which, we address in the following slides.

The Not So “Refreshed Board”

August 11, 2022
MindMed announces the termination of the MM-110 program.

September 27, 2022
MindMed announces the destructive September financing. Leading to 47% drop over night.

May 1, 2023
MindMed announces poorly designed, rubberstamped compensation program which provided executives credit for failed items.



2021
SEP
OCT
NOV
DEC
2022
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
2023
JAN
FEB
MAR
APR
MAY
JUN
CEO Barrow
CEO/CDO January 2021 to Present
Director December 2021 to Present
Chair Carol Vallone
Director September 2021 to Present
Vice Chair Krebs
Director September 2021 to Present
Director Crystal
Director August to 2022
Director Makes
Director February 2020 to Present
Executive President Wernli
Executive President August 2020 to Present
Director February 2020 to August 2022

January – December 2021
MindMed administers high doses of MM-110 to patients, beyond what the FDA believed was safe.

May 17, 2022
MindMed announces that MM-110 is safe and tolerable.

September – October 31, 2022
FCM pens multiple letters to the board demanding the Board hold executives accountable.

November 9, 2022
MindMed changes executive employment agreements to include golden parachutes.

Source: Company SEC Filings, Company SEDAR Filings, MindMed Press Releases.

MindMed's Current Board is Failing Shareholders

90% decline in stock price since September 30, 2021 when Ms. Vallone and Mr. Krebs were appointed.

Approval of disastrous September 2022 financing that overnight **wiped out $88M in shareholder value.**

Termination of MM-110 program marking **failure of $19M investment** just 3 months after announcement that MM-110 was safe and tolerable.

Approval of full performance payouts and golden parachutes for MindMed executives responsible for company's failures.

	Ms. Vallone	Mr. Krebs	Dr. Crystal	Mr. Barrow
Total Return Since Appointment to the Board	-90%	-90%	-62%	-86%
Approved September Financing	✔	✔	✔	✔
Approved Golden Parachutes for Management	✔	✔	✔	✔
Approved Full Performance Payouts Despite Executive Failures	✔	✔	✔	✔
Oversaw High Dosing of Healthy Volunteers in MM-110 Trial	✔	✔		✔

Source: Company SEC Filings, Company SEDAR Filings, MindMed Press Releases, Data from Refinitiv.. See [7]

MM-120: Greenleaf Report

MindMed hired a **paid** consultant Greenleaf to justify its current FDA strategy.

Greenleaf's report is supported based on the facts MindMed provided to them.

→ Greenleaf **did not talk to us** or ask for supporting materials which resulted in a seriously deficient report predicated on **strawman arguments and misrepresentation of our plans**.

→ Greenleaf did not dispute FCM's analysis of each CNS drug approved in the last decade which found that **none of those drugs have followed the long, expensive, and tortuous path to drug approval as the plan initiated by MindMed for LSD**.

→ Greenleaf does not deny the ability of MindMed to execute FCM's plan with the FDA nor does Greenleaf say it believes MindMed's current path is the best way forward.

→ Greenleaf states that Liechti's **published** data cannot be used; but did not dispute FCM's plan to use Dr. Liechti's **published and unpublished original data** owned by MindMed in a **clinical study report** to show LSD's effectiveness in Phase II to meet FDA's requirement of **"preliminary evidence."**

✔ Greenleaf quotes FDA regulations, which supports FCM's approach stating that "[Phase 3 studies] are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2." **Dr. Liechti's randomized Phase II studies satisfy this requirement as FCM has stated.**



Source: Company SEC Filings, Greenleaf Report. See [3].

MM-120: Greenleaf Report

The Greenleaf report's conclusions:

Greenleaf report targets a strawman – they never even contacted FCM about its report and baselessly predicate their conclusion on a failure to work collaboratively with the FDA.

"FDA's feedback on the proposed development program in no way suggests that the FDA would accept a development program that skips important learnings from a well-designed and conducted Phase 2b trial in favor of moving directly to a large Phase 3 pivotal program."

"[FCM's plan] risks FDA placing the program on clinical hold if the FDA determines that 'the plan or protocol for the investigation is clearly deficient in design to meet its stated objectives'."

- This simply highlights a standard statutory requirement that every clinical trial faces.
- If our nominees are elected, MindMed would meet with the FDA prior to submitting a formal application to ensure that FDA issues are resolved.

Source: Company SEC Filings, Greenleaf Report.

MindMed's Misleading and False Statistics

FCM's slate has only developed one drug.

Reality:

- ✔ Despite our materials clearly stating otherwise, MindMed has portrayed this claim to shareholders. Dr. Freeman has developed drugs in CNS/neurology, infectious disease, and oncology.
- ✔ Dr. Freeman has more hands-on clinical development and FDA experience than Barrow, Karlin, and the combined Board.

MindMed nominees have a *"proven track record of delivering over $120 billion in value to shareholders."*

Reality:

- ✔ **99.8% of the $120 billion** in value to shareholders was delivered by Mr. Gryska, who is not a current board member and FCM's nominees would look forward to working with him.

"[MM-110,] Scott Freeman's only experience with a CNS drug candidate was unsuccessful."

Reality:

- ✔ Dr. Freeman has worked with several CNS drugs including:
  - Serving on scientific advisory board to MyMD which is developing Supera-CBD, a cannabidiol derivative which is being developed for anxiety.
  - Dr. Freeman founded MindMed, its LSD program, and initiated the ADHD study.
  - MM-110's failure was a result of MindMed's actions, not Dr. Freeman's actions.
  - Dr. Freeman has worked on drugs for epilepsy, Parkinson disease, and Alzheimer's disease.

Source: Company SEC Filings. See [5]

Setting the Record Straight

MindMed's personal attacks on Jake Freeman are troubling and disingenuous.

Reality:

- ✔ Mr. Freeman is not a director candidate.
- ✔ Mr. Freeman will have no role at MindMed, and has agreed to lock up his MindMed shares for 2 years.

FCM has no track record, does not manage institutional capital.

Reality:

- ✖ This is a strawman argument. FCM will not be running MindMed nor having any role should its nominees be elected. Further, FCM was formed by concerned MindMed investors with their own money at stake to try to enhance value for all MindMed shareholders. We believe having our own money on the line, rather than just managing other people's money, is a feature not a bug.

"Current members of executive management and directors have not sold any shares of stock except to satisfy required tax withholding obligations."

Reality:

- ✖ Executive President Wernli sold $1.1M of MindMed shares.

FCM has *"conflicts of interests"*

Reality:

- ✔ MindMed does not state what it believes these conflicts of interest are, other than highlighting a lawsuit by Dr. Freeman where MindMed is not a party and that is not adverse to MindMed's interests.
- ✔ Three of our four director candidates are not members of FCM.
- ✔ All our director candidates, if elected, will take their fiduciary duties to shareholders seriously.

MindMed has misrepresented that Dr. Freeman believes he is *"entitled"* to a board seat based on an email to Andreas Krebs.

The text of his email reads:

> *Last Fall I wrote to Perry in regard to becoming a board member based on being one of the largest single shareholders and my expertise in clinical development. He never responded before he left the company. I wanted to address this issue again with you and the Board since I believe being a board member would bring value to MindMed.*

Source: Company's SEC Filings, Company SEDI Filings, Data From Refinitiv.

Consequences of MM-110 Debacle

MM-110's failure is a serious issue:

→ **$19 million was wasted** (most of which occurred during Barrow's tenure),

→ a valuable asset was lost, and

→ patients were given high doses without apparently adequate safety data.

To date, it does not appear that the Board has taken corrective action to ensure patient safety is not compromised in current or future studies. **Rather, the Board and management have obscured the facts from investors:**

Press Release from May 2022:

> "positive safety and tolerability results support the advancement of MM-110 and guide the [Phase IIa] dose"

Press Release from August 2022:

> "The [FDA]...requested additional pre-clinical characterization of MM-110 that will **now** be required prior to initiating the proposed phase 2a trial in the U.S. **We agree** with the [FDA]."

MindMed Presentation May 2023:

> "For years, Scott Freeman did nothing to address FDA concerns with MM-110 and as a result, clinical trial design flaws adopted under his leadership led to reallocation of resources away from the program"

Source: MindMed Press Releases, Company's SEC filing. See [1].

Dr. Freeman Halts MM-110 Trial

2015

At IND meeting with FDA a safety directive was issued stating that MM-110 can only be administered at low doses (<20 mg) without additional pre-clinical (animal) safety data.

2015-2019

Savant lacks funding to perform pre-clinical or clinical studies.

2019

MindMed is formed from Savant:

- Dr. Freeman becomes CMO and initiates MM-110 healthy volunteer Phase I study.
- Chief Scientific Officer, Dr. Don Gehlert, had responsibility for pre-clinical safety studies, **NOT** Dr. Freeman.

June 15, 2020 (9:17 AM)

Dr. Freeman halted the Phase I study at 8mg due to safety concerns – humans were more sensitive to MM-110 than indicated by previous pre-clinical studies.

June 15, 2020 (12:00 PM)

Dr. Freeman is suspended from his duties as CMO (he subsequently left the Company in August 2020):

- Ms. Brigid Makes, a current board member, served as the Head of HR at the time.
- The current board should be aware of this as they performed an "independent" investigation, following FCM bringing this to the Board's attention – Dr. Freeman was never interviewed or asked for his account.
- A contract research organization (who was performing the clinical trial) subsequently received a $300,000 cancellation fee for the halting of the dosing group.

June 2020

Mr. Barrow was hired as a clinical development consultant and was appointed Chief Development Officer in January 2021.

July 2020

MM-110 patient dosing continues at 12mg dose.

January – March 2021

The MM-110 protocol is amended to dose healthy volunteers at 1200 mg per day.

December 2021

MindMed completes Phase I MM-110 study with a dosing regimen of 650 mg per day (> 35x the dose the FDA believed was safe).

May 2022

MindMed issues a press release touting the safety and tolerability of MM-110 in the Phase I study.

August 2022

MindMed announces that it met with FDA to discuss moving to Phase II trial, but FDA reiterated the need for additional pre-clinical safety studies. MindMed shutters MM-110 program.

Source: MindMed Press Releases, Company's SEC Filing, Clinicaltrials.gov.

Intellectual Property (IP)

MindMed is not a party to Dr. Freeman's lawsuit.

Dr. Freeman's lawsuit is **not averse to MindMed's interests.** Any statement to the contrary is a blatant misrepresentation.

Like MM-110, the Board and management have obscured the facts from investors:

Similar to MM-110, MindMed now blames Dr. Freeman: *"Scott Freeman's action do not reflect shareholder's best interest."*

July 22, 2022: Dr. Freeman filed a lawsuit against Savant/Ceruvia regarding a multitude of issues including some background information concerning MindMed's intellectual property in LSD. The portions relating to MindMed were filed **under seal** by Dr. Freeman to protect MindMed's confidentiality.

September 2, 2022: The defendants (Savant et al.) unsealed the complaint, leading to the information surrounding this alleged agreement becoming public.

MindMed never disclosed the existence of the alleged agreement with Ceruvia regarding MindMed's LSD intellectual property rights.

September 5, 2022: Following the Board's failure to clearly communicate to investors regarding Ceruvia, MindMed's share price declined 21%. To date, MindMed has not explicitly denied the existence of this agreement nor the salient points. In fact, in FCM's private discussions with MindMed, Barrow and Vallone did not deny the existence of the agreement and made comments suggesting its existence.



IP is the foundation of a biotech company and FCM had attempted to leave this very sensitive subject out of the current proxy campaign. **However, MindMed's comments made in its investor presentation need to be corrected.**

Dr. Freeman believes there is a **path forward to restore all of MindMed's LSD intellectual property** rights to MindMed, if the FCM director slate is elected.

Source: Company SEC Filings, MindMed Press Release, Refinitiv. See [4]

References

[1] See MindMed's Audited Financial Statements for FY2020; core drug R&D spending defined to be the manufacturing costs, clinical research & regulatory expenses, and data & study acquisition costs – these costs were incurred in direct support of the MM-110 clinical trial and to advance the MM-120 program including through the UHB collaboration data acquisition.

[3] Based on FDA drug approvals from 2012 to April 2023 for new molecules. The full data set is available ats https://mindmed.zone/clinical-trial-data which describes the various drugs classified as CNS drugs. Phase IIb is not a technically defined term; however, the analysis utilized the following criterion for classifying a trial as a Phase IIb: (1) the trial was a Phase II or Phase I/II per the trial's description on ClinicalTrials.gov, (2) the trial either described itself as a Phase IIb, a dose finding study, dose optimization study, or had more than three unique dosing schedules tested across its experimental arms (one dosing schedule per arm), (3) it had a primary endpoint that was not a biomarker, and (4) the primary completion of the study occurred prior to the application of new drug approval. For avoidance of doubt, a Phase II/III study is not classified as a Phase II or Phase IIb study. Phase IIa studies were not counted as completing Phase II. Additionally, the Phase II study had to be in an indication related to the approved indication as well as had the primary completion date before the submission of the new drug application to the FDA. See Pfizer and Zavzpret, AbbVie and Qulipta (note that although AbbVie describes one of its Phase III trials as a Phase IIb/III trial in its press releases, in its filings the FDA it is described as a Phase III), Amgen and Aimovig. See FDA Guideline for Industry: Dose-Response Information to Support Drug Registration. Major market mental health drugs were CNS drugs (see supra at 1) that treated the following symptoms: depression, insomnia, schizophrenia, addiction, migraine, and attention deficit hyperactivity disorder.

[4] See Freeman et al. v. Hurst et al. United States District Court, District of Nevada.

[5] Based on review of respective applicable LinkedIn profiles, public news related to acquisitions. Hands-on experience defined to include positions in charge of clinical operations or drug development. Excludes boardroom experience or experience solely by virtue of being CEO or CFO.

[6] Share returns based on closing price on May 30, 2023. Barrow return calculated from close December 13, 2021 as he was appointed prior to market open.